Date:	July 25, 2007
Contact:	Neal A. Petrovich, Senior Vice President and Chief Financial Officer
	434-773-2242 petrovichn@amnb.com

Traded:	NASDAQ Global Select Market	**Symbol:**	AMNB

AMERICAN NATIONAL BANKSHARES INC. ANNOUNCES SECOND QUARTER EARNINGS AND BRANCH EXPANSION

Danville, VA -- American National Bankshares Inc. (NASDAQ: AMNB), parent company of American National Bank and Trust Company, today announced second quarter 2007 net income of $3.03 million and expansion into the City of Bedford, Virginia. Net income of $3.03 million represented a 12.1% increase over the previous quarter and a 1.0% increase over the comparable quarter of 2006. Diluted earnings per share of $0.49 increased 11.4% over the previous quarter and 2.1% over the second quarter of 2006. Basic earnings per share of $0.49 improved 11.4% over the previous quarter and were unchanged from the second quarter of 2006.

For the first six months of 2007, net income was $5.74 million, up 6.0% over the first half of 2006. Earnings per share, on both a basic and diluted basis, were $0.93, unchanged from 2006.

Total loans averaged $550.3 million in the second quarter of 2007, up from $544.2 million in the first quarter of 2007, and down slightly from $550.7 million in the second quarter of 2006. Total assets averaged $770.7 million in the recently completed quarter, down from $778.9 in the previous quarter and $810.6 million in the second quarter of 2006. "We have used maturing investments to pay down high-rate certificates of deposit acquired from Community First Bank in 2006," stated Charles H. Majors, President and Chief Executive Officer. "This strategy, coupled with a very competitive bank deposit environment, resulted in lower asset levels." Total deposits and customer repurchase agreements averaged $634.4 million in the second quarter of 2007, down from $641.1 million in the previous quarter and $679.6 million in the second quarter of 2006.

Second quarter earnings were positively impacted by several factors, including:
- continued improvement in loan quality indicators, resulting in zero provision for loan loss expense in the second quarter;
- $147,000 in interest income, before taxes, related to certain loans acquired from Community First Bank in 2006, which are accounted for under special accounting rules; and
- a $70,000 decrease in the company's deferred tax valuation allowance.

Second quarter earnings were negatively impacted by the costs associated with the opening of the Bank's newest branch at Smith Mountain Lake, Virginia. As announced in April, the Bank will operate in a temporary space until a permanent location can be constructed, most likely in 2008. The opening of any new branch negatively impacts earnings until the earning asset levels increase enough to cover operating expenses. The net expense of the Smith Mountain Lake branch during the second quarter, before taxes, was approximately $69,000.

Branch Expansion

The Company is pleased to announce a planned expansion into Bedford, Virginia, with the leasing of branch office space and the hiring of banker Scott Carter. "We are excited to continue our geographic expansion by adding an office in the City of Bedford," stated Majors. "We are equally excited that Scott Carter will lead our effort in that market. Scott has the banking experience and local market knowledge that we need to be successful in Bedford." Regulatory branch approval is pending.

Net Interest Income and Provision for Loan Losses

Net interest income before the provision for loan losses was $7.28 million for the quarter, up from $7.14 million in the first quarter of 2007, and down from $7.71 million in the second quarter of 2006. After the provision for loan losses, net interest income improved 6.5% over the first quarter of 2007, and declined 1.0% over the second quarter of 2006. "Intense competition for deposits and loans, and a less-than-favorable interest rate environment continue to impact net interest income growth rates in the banking industry," stated Majors. "With American National's focus on relationship banking and new market expansion, I am confident we can improve our growth rates."

Noninterest Income and Noninterest Expense

Noninterest income of $2.43 million in the second quarter represented a 9.9% increase over the first quarter of 2007, and a 7.2% increase over the second quarter of 2006. The increases are largely due to growth in mortgage banking, trust, and brokerage revenue.

Second quarter noninterest expense was $5.45 million, compared with $5.17 million in the first quarter of 2007 and $5.36 million in the second quarter of 2006.

Credit Quality

Asset quality measurements improved in the second quarter. Nonperforming loans were 0.58% of total loans at June 30, 2007, down from 0.68% at March 31, 2007 and 0.82% at June 30, 2006.

About American National

American National Bankshares Inc. is the holding company of American National Bank and Trust Company, a community bank with twenty banking offices and one loan production office located in Central Virginia and the northern portion of Central North Carolina.

American National Bank and Trust Company provides a full array of financial products and services, including commercial, mortgage, and consumer banking; trust and investment services; and insurance. Services are also provided through twenty-three ATMs, "AmeriLink" Internet banking, and 24-hour "Access American" phone banking. Additional information is available on the Bank's website at www.amnb.com. The shares of American National Bankshares Inc. are traded on the NASDAQ Global Select Market under the symbol "AMNB."

This press release may contain "forward-looking statements," within the meaning of federal securities laws that involve significant risks and uncertainties. Statements herein are based on certain assumptions and analyses by the Corporation and are factors it believes are appropriate in the circumstances. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies, or guidelines; significant changes in the economic scenario; significant changes in regulatory requirements; and significant changes in securities markets. Consequently, all forward-looking statements made herein are qualified by these cautionary statements and the cautionary language in the Corporation's most recent Form 10-K report and other documents filed with the Securities and Exchange Commission. American National Bankshares Inc. does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.